FRANK J. HARITON, ATTORNEY AT LAW

1065 Dobbs Ferry Road, White Plains, New York 10607
TEL (914) 674-4373
FAX (914) 693-2963

June 29, 2009

Mark P. Shuman, Branch Chief - Legal
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street N.E.
Washington D.C. 20549

RE: Mobile Presence Technology, Inc. (the “Company”)
Post Effective Amendment No. 1 to Registration Statement on Form S-1
Comment Letter dated June 23, 2009
File No. 333-147666

Dear Mr. Shuman:

         I am counsel to the Company and writing in response to your letter, dated June 23, 2009.

         No offers or sales of securities of the Company were made after January 30, 2009 using the Registration Statement on Form SB-2 declared effective on January 9, 2008. All of such offers and sales were made during calendar year 2008.

         If you have any questions, do not hesitate do contact me if you have any questions regarding the foregoing. This letter will be both faxed to you and filed through EDGAR.

Very truly yours,

/s/ Frank J. Hariton

Frank J. Hariton